FOR IMMEDIATE RELEASE


Monday, March 3, 1997

Contact:  Brad E. Schwartz
          (804) 843-2364, ext. 121

                     C&F FINANCIAL CORPORATION [C&F emblem]

C&F FINANCIAL ANNOUNCES STOCK REPURCHASE

[WEST POINT] -- C&F Financial Corporation, the one-bank holding company for Citizens and Farmers Bank of West Point, announced today it is seeking to purchase up to 210,000 shares of the Company's common stock, which represents 10% of its outstanding common stock. A price of $21.00 per share will be paid, which is a premium over the current market value. President and CEO of C&F, Larry G. Dillon, stated "the primary reason we decided to make a self tender for our shares was we considered our stock to be undervalued in the market and we saw this as a great opportunity. Today we will mail a notice to all stockholders concerning the offer and hope the offering price will motivate many current shareholders to tender their shares back to the Corporation." Dillon went on to say "this is a fairly common practice for many companies where there is little market activity for their stock and where many small shareholders would like to sell without brokerage commissions."

Citizens and Farmers Bank has offices in West Point, Providence Forge, Quinton, Norge, Williamsburg, Varina, Saluda, and Tappahannock. C&F Mortgage Corporation has Virginia office in Richmond, Newport News, Williamsburg and Colonial Heights and Maryland offices in Bel Aire and Annapolis. C&F Financial Corporation's stock is traded locally by several Richmond brokerage firms.